

02005937

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 42448

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 25 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

VANDHAM SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 THIRD AVENUE
(No. and Street)

NEW YORK, (City) NEW YORK (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANK P. CATRINI, TIMOTHY BARBA (212) 223-7300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MYER, GREENE & DEGGE
(Name — *if individual, state last, first, middle name*)

300 N. MIDDLETOWN ROAD, SUITE 8, P.O. BOX 930, PEARL RIVER, NEW YORK 10965
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15/02

OATH OR AFFIRMATION

I, FRANK P. CATRINI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VANDHAM SECURITIES CORP., as of DECEMBER 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

TIMOTHY BARBA
Notary Public, State of New York
No. 01BA4613325
Qualified in Rockland County
Commission Expires July 31, 2005

Notary Public

Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VANDHAM SECURITIES CORP.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES PURSUANT TO SEC RULE 17A-5 AS OF DECEMBER 31, 2001 AND FOR THE YEAR THEN ENDED

VANDHAM SECURITIES CORP.

INDEX

MYER, GREENE & DEGGE
CERTIFIED PUBLIC ACCOUNTANTS
P.O. BOX 930
300 N. MIDDLETOWN ROAD
SUITE 8
PEARL RIVER, N.Y. 10965

JAMES CULLEN
KENNETH F. KARDASHIAN
GERALD G. WALTERS

TEL: (845) 735-8659
FAX: (845) 735-8728
EMAIL: MGDCPAS@AOL.COM

To the Stockholders' of
Vandham Securities Corp.

We have audited the accompanying statement of financial condition of Vandham Securities Corp. as of December 31, 2001 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position, results of operations and cash flows of Vandham Securities Corp. as of and for the year ended December 31, 2001, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary data is presented for purposes of additional anaylsis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



MYER, GREENE & DEGGE

Dated at New York: January 24, 2002

EXHIBIT A

VANDHAM SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2001

ASSETS

Cash and cash equivalents (Note 1E)	$ 143,350
Receivable from brokers, dealers and clearing organizations (Note 3)	3,020,637
Securities owned (Notes 1C and 2):	
Marketable	12,199
Not readily marketable	137,100
Notes receivable	3,000
Fixed assets - net (Notes 1D and 4)	96,829
Deposits, prepaids and other assets	66,331
TOTAL ASSETS	$3,479,446

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$1,302,138
Salaries, wages and compensation payable	1,173,639
Income taxes payable (Note 5)	-
Deferred lease incentive	3,608
Total Liabilities	2,479,385
Commitments and contingencies (Note 7)	-
Stockholders' equity - Schedule I	1,000,061
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,479,446

The accompanying notes are an integral part of the financial statements.

EXHIBIT A
SCHEDULE I

VANDHAM SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock (1)				
	Shares	Amount	Paid in Capital	Retained Earnings	Total
Balance, January 1, 2001	160	$13,300	$715,565	$ 271,328	$ 1,000,193
Capital contributions	-	-	-	-	-
Net (Loss)	-	-	-	(132)	(132)
Dividends Paid	-	-	-	-	-
BALANCE, DECEMBER 31, 2001	160	$13,300	$715,565	$ 271,196	$ 1,000,061

(1) Class A, no par value, 200 shares authorized, 160 shares issued and outstanding.

The accompanying notes are an integral part of the financial statements.

EXHIBIT B

VANDHAM SECURITIES CORP.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

	Amount	Percent To Total Revenue
REVENUES (Note 1B)		
Commissions	$ 17,756,248	91.56
Net gains from principal transactions	990,914	5.11
Interest, dividends and other income	645,312	3.33
Total Revenues	19,392,474	100.00
EXPENSES		
Data and research services	9,060,968	46.72
Employee compensation	6,043,321	31.16
Floor brokerage, commissions and clearing fees	2,379,624	12.27
Payroll taxes and fringe benefits	484,862	2.50
Meals, entertainment and business promotion	244,713	1.26
Telephone	234,210	1.21
Rent and utilities (Note 7)	206,518	1.06
Profit sharing plan (Note 8)	201,520	1.04
Auto and travel	180,244	.93
Professional fees	60,108	.31
Dues, subscriptions, licenses and registrations	48,761	.25
Office supplies, general and sundry expenses	48,349	.25
Moving, storage, repairs and maintenance	42,532	.22
Depreciation (Note 1D)	42,229	.22
Equipment rental	27,115	.14
Temporary help	13,176	.07
Contributions	12,173	.06
Postage	11,512	.06
Advertising	8,430	.04
Insurance	7,137	.04
Staff training	7,133	.04
Interest	1,185	.01
Total Expenses	19,365,820	99.86
INCOME BEFORE INCOME TAX PROVISION	26,654	.14
CURRENT INCOME TAX PROVISION (Note 5)	26,786	.14
NET (LOSS)	$(132)	-

The accompanying notes are an integral part of the financial statements.

EXHIBIT C

VANDHAM SECURITIES CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss)	$(132)	
Adjustments to reconcile net (loss) to cash (applied to) operating activities:		
Depreciation	42,229	
Loss on asset disposition	5,938	
Decrease (increase) in operating assets:		
Receivable from brokers, dealers and clearing organizations	(2,100,185)	
Securities owned	197,459	
Deposits, prepaids and other assets	(17,912)	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(41,229)	
Salaries, wages and compensation payable	360,020	
Income taxes payable	(12,000)	
Deferred lease incentive	(9,622)	
Cash (Applied To) Operations		$(1,575,434)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets	(83,964)	
Cash (Applied to) Investing Activities		(83,964)
(DECREASE) IN CASH AND CASH EQUIVALENTS		(1,659,398)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		1,802,748
CASH AND CASH EQUIVALENTS, END OF YEAR (Note 1E)		$ 143,350

CASH PAID DURING THE YEAR FOR:

Interest	$ 1,185
Income taxes	40,671

The accompanying notes are an integral part of the financial statements.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A *The Company:* Vandham Securities Corp. (the Company) was incorporated under the laws of the State of New York on March 16, 1990. The Company was established to engage in all aspects of the securities business including, but not limited to, the buying, selling, trading, underwriting and investment of stocks, bonds, securities and futures of every nature.

B *Revenue:* Transactions for the Company's accounts in securities, short-term money market instruments and the related revenue and expenses are recorded on a trade-date basis. For purposes of determining the realized gain or loss on a sale, the cost of securities sold is based on a first in, first out method, unless shares are otherwise specifically identified. Dividends are recorded on the ex-dividend date and interest income is accrued as earned.

C *Investment In Securities:* Marketable securities are stated at quoted market values; securities not readily marketable are stated at estimated fair value as determined by management. The resulting difference between cost and market is included in income.

D *Fixed Assets:* Furniture, fixtures and equipment are recorded at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets. Expenditures that materially increase the life of the related assets are capitalized. Expenditures for maintenance and repairs are charged to operations.

E *Policy of Cash Equivalents:* For purposes of the statement of cash flows, cash equivalents include time deposits, money market funds and all highly liquid debt instruments with original maturities of three months or less.

NOTE 2--OWNED SECURITIES

A *Marketable:* Marketable securities are stated at quoted market values and are comprised of the following:

	Owned	Sold, Not Yet Purchased	Total
Corporate equity investments	$16,876	$4,677	$12,199

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001

The Company's security investments are bought or sold short and held principally for the purpose of selling or repurchasing them in the near term and are therefore classified as trading securities. Trading securities are recorded at fair value on the balance sheet, with the change in fair value during the period included in earnings.

B *Not Readily Marketable:* These investments consist entirely of warrants and shares of common stock of The Nasdaq Stock Market, Inc. These securities, which were purchased through a Private Placement Memorandum, cannot be sold at this time and are therefore considered not readily marketable.

NOTE 3--CREDIT RISK CONCENTRATION

The Company maintains its cash in bank and clearing organization deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk.

The entire balance of receivables due from brokers, dealers and clearing organizations is attributable to a single clearing organization.

NOTE 4--FIXED ASSETS

As at December 31, 2001 fixed assets consisted of the following:

Furniture and fixtures	$ 37,320
Office equipment	84,317
Leasehold improvements	62,318
	183,955
Less: Accumulated depreciation	(87,126)
NET TOTAL	$ 96,829

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001

NOTE 5--INCOME TAXES

The Federal income taxes on the net income for the year are payable personally by the shareholders pursuant to an election under Internal Revenue Code Section 1362(a) to be taxed as a small business corporation. In addition, the Company has elected, pursuant to Section 660 of Article 22 of the New York State tax law, to be taxed as a small business corporation. Accordingly, the financial statements reflect an accrual for State of Massachusetts, State of Connecticut and City of New York income taxes only.

The Company's effective income tax rate is different than what would be expected if the state and local statutory rates were applied to income from continuing operations primarily because of expenses deductible for financial reporting purposes that are not deductible for tax purposes, and the fact that New York City does not recognize subchapter S corporations.

NOTE 6--NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which specifies uniform minimum net capital requirements for all registered brokers and dealers. At December 31, 2001, the Company had net capital, as defined, of $734,153, which was $568,861 in excess of its regulatory requirements.

NOTE 7--COMMITMENTS AND CONTINGENCIES

Effective May 1996, the Company entered into a six year lease agreement for the rental of their New York City facilities at approximately $139,000 per annum plus escalation clauses and less certain rent abatements. The Company is responsible for electricity, maintenance and upkeep of the related property including operating expense and real estate tax escalation clauses.

In July, 1995, the Company entered into a 38 month sublease agreement for the rental of their Massachusetts offices. The sublease called for base rents starting at $790 per month and increasing periodically up to $875 per month. The Company had exercised a 3 year renewal option to September 30, 2001 at a monthly rent of $1,050. The Company is also responsible for alarm monitoring services, utilities and real estate tax and building operating cost escalation clauses. The Company, although currently not negotiating a new agreement, continues to occupy the office space under the same general terms and conditions of the original lease.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001

NOTE 7--COMMITMENTS AND CONTINGENCIES (CONT'D)

Minimum future payments under the above agreements for next year approximates $53,000.

NOTE 8--PROFIT SHARING PLAN

The Company sponsors a profit sharing plan that covers substantially all of its employees. Contributions to the plan are based on management's discretion. Annual contributions are determined using a percentage of the participating employees' salaries. For 2001, the amount of profit sharing expense charged to operations was $201,520.

NOTE 9--USE OF ESTIMATES

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 10--SUBSEQUENT EVENTS

Effective January 1, 2002, the Company filed an election to revoke their subchapter S corporation status for Federal and State purposes.

VANDHAM SECURITIES CORP.

SUPPLEMENTAL DATA

VANDHAM SECURITIES CORP.

COMPUTATION OF NET CAPITAL COMPUTED UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

Total stockholders' equity		$ 1,000,061
Add: liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Other allowable credits		-
Total capital and allowable subordinated liabilities		1,000,061
Deductions and/or charges:		
Total nonallowable assets	259,256	
Other deductions or charges	-	
Other additions or credits	-	(259,256)
Net capital before haircuts on security positions		740,805
Haircuts on trading and investment securities		(6,652)
Undue concentration on trading and investment securities		-
Net capital		734,153
Computation of net capital requirement:		
Minimum net capital required		165,292
EXCESS NET CAPITAL		$ 568,861

Reconciliation (pursuant to Paragraph (d)(4) of Rule 17a-5) with the Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2001):

Net capital, as reported in Part IIA of the Company's FOCUS Report	$ 789,163
Difference due to adjustments to net income and certain reclassifications	(55,010)
NET CAPITAL PER ABOVE	$ 734,153

Schedule 2

VANDHAM SECURITIES CORP.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALER UNDER RULE 15C3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

EXEMPTION UNDER SECTION (k)(2)(ii) HAS BEEN CLAIMED

All customer transactions are cleared through BNY Clearing Services, LLC which files financial statements with the Securities and Exchange Commission pursuant to Rule 17a-5.

VANDHAM SECURITIES CORP.

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17A-5

MYER, GREENE & DEGGE
CERTIFIED PUBLIC ACCOUNTANTS
P.O. BOX 930
300 N. MIDDLETOWN ROAD
SUITE 8
PEARL RIVER, N.Y. 10965

JAMES CULLEN
KENNETH F. KARDASHIAN
GERALD G. WALTERS

TEL: (845) 735-8659
FAX: (845) 735-8728
EMAIL: MGDCPAS@AOL.COM

To the Stockholders' of
Vandham Securities Corp.

In planning and performing our audit of the financial statements of Vandham Securities Corp. for the year ended December 31, 2001, we considered it's internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and

procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Corporation management, the Securities Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to and should not be used by anyone other than these specified parties.



MYER, GREENE & DEGGE

Dated at New York: January 24, 2002